August 12, 2005


Mail Stop 6010


Earl Hope
President and Chief Executive Officer
Riverbank Resources Ltd.
595 Howe Street, Suite 902, Box 12
Vancouver, B.C. V6C 2T5

Re:	Riverbank Resources Ltd.
	Registration Statement on Form SB-2
	File No. 333-126680
	Filed on July 18, 2005

Dear Mr. Hope:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your Certificate of Incorporation describes your company as
Riverbank Resources Inc., yet you are registering shares of Riverbank
Resources Ltd. Please confirm the correct name of your company and revise your filing as necessary.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Fee Table

3. There are two footnotes in the calculation of the registration fee table that are not referenced below. Please provide the footnotes.


Summary, page 5

4. Please balance your disclosure here by prominently disclosing at the beginning of this section that your auditors have expressed a going concern opinion, and that you will need to raise additional funds within the next twelve months.

5. Here, in your business section, and throughout your prospectus, avoid use of highly technical terms, so that investors may more easily understand the nature of your business. Please describe or define such terms as "adit," "mineralization," "trenching," "mobilization and demobilization" and "clearing and rehabilitating."

6. We note your disclosure that you have only conducted "initial exploration" to date. It is unclear if by "initial exploration" you are referring to the inspection conducted by Mr. Timmins. Please revise to clarify the extent of the exploration conducted.


Risk Factors, page 6
7. Please add a risk factor that addresses the risks associated with the fact that the remaining 4 million shares of common stock not being registered for resale on this registration statement will become eligible for resale pursuant to Rule 144 on April 26, 2006.

8. Please add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, and in all probability the property does not contain any reserves, and any funds spent on exploration will probably be lost.


If we do not obtain additional financing..., page 6
9. Please disclose your current cash position in this risk factor.


Because we have only recently commenced business operations..., page 6

10. We note you list potential problems as including "but not limited to" certain items. Please disclose all material risks in this risk factor.


If a market for our common stock does not develop..., page 8

11. Please briefly describe the significant hurdles to finding a market maker for your stock. Also, note that the shares are not listed on the OTCBB; they are quoted. Please revise to reflect this.


Description of Business, page 17


12. For your property, provide the disclosures required by Industry
Guide 7 (b). In particular, provide:

   * A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The source of power that can be utilized at the property.
* A clear statement that the property is without known reserves.


Description, Location and Access, page 17

13. Please insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will show the figures and/or diagrams to appear in the right location when the document viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-551-8900.


Mineralization, page 18

14. We note your disclosure on the bottom of page 18 about a sample taken. When reporting the results of sampling and chemical analyses eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.


Title to the Big Mike Property, page 19

15. Your disclosure of the title owner is unclear, as it appears
Mr.
Gunmund Lovang is the current title owner. Please clarify the nature of your ownership or interest in the property, and explain what it means to have an "absolute bill of sale." Also describe any other underlying agreements or interests in the property.


Plan of Operations, page 22


16. Please revise the filing to provide the information regarding off-balance sheet arrangements required by Item 303(c) of Regulation
S-B.


Financial Statements

17. In the event of a delay of effectiveness, revise to provide updated financial information as required by Item 310(a) of Regulation
S-B.


Report of Independent Registered Public Accounting Firm, page F-1

18. We note that your audit report was signed by an audit firm based in Boynton Beach, Florida. However, your operations are in North Vancouver, British Columbia. Please tell us why you believe it is appropriate to have an audit report issued by an auditor that is located far away from your primary operations. Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.


Notes to Financial Statements

Summary of Significant Accounting Policies and Organization, page
F-6

(A) Organization, page F-6


19. We note that you state the name of Tao Minerals, Inc. as the name
of your company.  We also note reference to this name in section
2.2
of the purchase and sale agreement included as Exhibit 10.1 to this
Registration Statement on Form SB-2. Please revise the filing to correct the name of your company. In addition, describe to us the nature of any relationship between your company or any of its directors or executive officers and Tao Minerals, Inc.



Note 2. Acquisition of Mineral Rights, page 7


20. You state here that you acquired the mining rights to two claims.
However, you only describe one claim. In addition, disclosures elsewhere in the filing indicate only one mineral claim. Please revise the filing to clarify how many claims you hold and provide the required disclosures for each claim.


Exhibits

21. Please remove the technical report attached as an exhibit.
Industry Guide 7 specifically prohibits attaching technical studies to registration statements.


22. Please revise the Exhibit Index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601(b)(4) of Regulation S-B.

*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Praveen Kartholy at (202) 551-3639 or Kevin
Vaughn, Accounting Reviewer, at (202) 551-3643 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3625
with any other questions.


			Sincerely,




			Mary Beth Breslin
			Attorney-Advisor



cc (via fax):  Gregg E. Jaclin, Esq.
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Earl Hope
Riverbank Resources Ltd.
August 12, 2005
Page 1